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The Media Bias Chart ®
Version 10.0 August 2022 Edition – Combined Web, Podcast, and TV
ad fontes media
Most Extreme
Hyper-Partisan Left
Skews Left
Middle
Skews Right
Hyper-Partisan Right
Most Extreme
Fact Reporting
Mostly Analysis OR Mix of Fact Reporting and Analysis
Contains Misleading Info
Contains Inaccurate/ Fabricated Info
MORE
LESS
LEFT
RIGHT
Licensed Copy
Bias
Copyright © 2022 Ad Fontes Media, Inc. | Methodology and 1700+ web, tv, and podcast sources at adfontesmedia.com | @adfontesmedia

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We rate news for reliability and bias to positively transform the media

LEAD INVESTOR



David Walsh Owner, Walsh Family Properties LLC

There are rare occasions when one finds a company whose leader and employees are as committed to its success as in the case of Ad Fontes Media. It is even rarer when that company's success is based on pursuing the important mission of healing the open wounds caused by the misuse of our media in its pursuit of profits over truth. The dissemination of misinformation and disinformation through media may boost ratings and readership by targeting audiences susceptible to its tactics, but this pursuit of profits over truth is detrimental to society and a well-functioning democracy. In addition to Ad Fontes Media's mission to methodically rate the bias and reliability of all media sources, they are committed to providing the tools, data, and methods to promote media literacy in our schools and the general public. Furthermore, the battle against misinformation and disinformation requires that its funding sources become aware of it, and Ad Fontes is committed to working with social media, other companies, and their advertisers to bring awareness to the issue and provide the tools and data to deal with it.

Invested $10,000 this round & $20,000 previously

Learn about Lead Investors



adfontesmedia.com   Westminster CO

| Technology | Software | Female Founder | Politics |

SaaS

OVERVIEW   UPDATES   WHAT PEOPLE SAY   ASK QUESTION

Highlights

1 We produce the Media Bias Chart and are trusted by millions of people to navigate the news landscape

2 We've rated nearly 2,000 news sources based on over 32,000 manually rated articles and episodes

3 Now we're building AI based on our manual training data to rate ALL the news and news-like sources

Our Founder



Vanessa Otero Founder and CEO

Creator of the original Media Bias Chart. Patent attorney for 6 years, outside sales rep for 10 years prior. B.A., English, UCLA; JD, Univ of Denver.

People don't know what news to trust anymore, but what they do know is that polarizing junk news is damaging, and that it makes us angry and divided as a society. By rating the news, we help people navigate the media landscape. Understanding the nature of the news we consume can help us heal our divisions, make better decisions, and move forward.

The Story of Ad Fontes Media

TL;DR: In 5 years, we have gone from THIS:

(a simple infographic about media bias)



To THIS: (a Data Platform for media intelligence)



Here's the full backstory:

In the run-up to the 2016 election, I thought it was nuts how people would share "news" articles that were loose with the facts and really biased.

In 2016, I created a chart of the news and put it on the internet.

In my profession as a patent attorney, I explained complicated things through words and pictures and find the pictures are often the most helpful. I thought up a way to map the news sources out there visually, from best to worst, and left to right. As a hobby, I made this first Media Bias Chart to talk to my friends about news and politics on Facebook. It went super viral, launching conversations, copycats, criticism, and praise from all corners.

People wanted more!

I got inquiries from people all across the internet. They mostly wanted two things: 1) DATA and 2) MORE NEWS SOURCES. I didn't know what the opportunity was at the time, but I started working on it--just pulling at the thread of what people said they wanted.

For two years, it was a night-and-weekend-consuming side hobby. I thought that if there was a way to rate ALL THE NEWS like this, that could really transform

the world for the better. So I founded Ad Fontes Media as a public benefit corporation in February 2018.

Over the last few years we raised some money, grew, raised a little more, and grew more. Here's how that has gone:

- **In September 2018 I launched an Indiegogo crowdfunding campaign to improve the original Media Bias Chart and we raised over $32,000!**



CLOSED
Media Bias Chart: the Next Level
Help turn the two-dimensional Media Bias Chart into a dynamic, interactive web version!
Vanessa Otero
Westminster, United States
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$32,112 USD
508 backers
64% of $50,000 Flexible Goal
FOLLOWING
ad fontes m

With that funding, we created a system and software to do news content ratings and more. This was the moment that Ad Fontes Media went from "me" to "us," so for the rest of the story, I am switching from "I" to "we."

We conducted a large multi-analyst ratings project to rate thousands of articles, developed our intial software to collect, weight, and display our ratings. We had about 130 news sources rated at the end of that project and our first-ever version of the Interactive Media Bias Chart.

We launched our first products--licenses, prints, mugs, and memberships, mostly to consumers and educators, but as word spread that we have this system to manually rate news articles with a robust methodology, we started getting interest from the business sector.

Advertisers wanted some data on the news landscape so they could make sure their ads weren't supporting misleading and polarizing content. Reputable

publishers wanted us to audit their content to understand why consumers accused them of bias. Social media companies wanted to measure how unreliable and biased content moved across their platform.

By the end of 2020, we had some big commercial opportunities for one-off ratings projects. That was when I (last one) decided to leave my patent attorney job to work on growing Ad Fontes Media. We needed to raise a bit more money to hire analysts, software developers, and operational staff, so we launched our first WeFunder campaign in October 2020.

You may recall some stuff happened between October 2020 and January 2021 RE: elections and democracy, which only highlighted the problems caused by misinformation and extreme polarization.

More people saw that solutions to some of our most intractable societal and political issues would require us to get better at filtering our information sources.

We raised over $350,000 in our first WeFunder community round!

That funding gave us a springboard to raise even more from bigger angel investors and small VC funds. Throughout 2021, we raised an additional $450K on the same terms as our WeFunder community round.

All in all, we raised $800,000 in our pre-seed round, which was a combination of money raised both within WeFunder and outside of WeFunder in 2021.

We did a lot with that funding! Some highlights:

- Rated a total of over *1700(!)* news and "news-like" sources

- Expanded into TV and Podcast ratings

- Increased our analyst team to over 35 people

- Created our Ad Fontes Data Platform for Businesses and IMBC EDU Pro for Schools and Libraries


Ad Fontes Data Platform
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Ad Fontes Data Platform
for Businesses
Watch on YouTube

- Created an API for data integration into platforms
- Got excellent commercial traction with customers like Twitter, LinkedIn, Comscore, Sightly, Zignal Labs, UM, Oxford Road, Newsela, and most recently, **Facebook,** which has translated into a current $500K annual run rate
- Got lots of earned media attention, including:
    - An article in **The Economist** discussing how Twitter used our data in a study and discovered its algorithm promoted right-leaning content. The Economist used our data to analyze the same phenomenon themselves
    - An article in **Morning Brew** talking about our business model in the advertising industry
    - A short segment on CNN's Smerconish:


MBC
CNN's Michael Smerconish talks about the Media Bias Chart
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The Media Bias Chart ®


COMMENTARY
MUSK CALLS OUT BOTH EXTREMES
LIVE
CNN
6:03 AM PT
Watch on YouTube
CORRECTIONS AGENCY SAYS OFFICERS THE
SMERCONISH

-And an interview on NewsNation's Dan Abrams Live:


MBC
Vanessa Otero talks about the Media Bias Chart on Dan Abr...
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DAN ABRAMS LIVE
MEDIA BIAS EXPOSED
ALL NETWORKS CLAIM TO BE FAIR AND UNBIASED...BUT THAT'S NOT TRUE
Watch on YouTube
TO ENTER THE NEXT BUDGET YEAR WITH A REC
LATEST HEADLINES
NEWSNATION
7:07 MT

Now, we're building AI to help scale our ratings

Going back to the idea from the beginning--what if we could rate ALL THE NEWS? It's impossible to do with humans alone, but without human ratings, it's impossible to have accurate AI ratings.

This is why we are committed to the human + technology approach. We will always have a big team of analysts manually rating content; when it comes to sensitive questions like "how true is this?" and "how biased is this?" we will always want humans examining content around important political and social issues. But we can use these ratings as manual training data to build state-of-the

art AI for automatically scoring the sea of content out there--to rate ALL THE NEWS.

We're now raising a seed round of $1.5M. We've closed $600K outside of WeFunder already, led by <u>Stout Street Capital</u>, and now we're opening it up to our community to participate.

Thanks to our grassroots community support from the beginning, we've been able to grow from a simple infographic to a widely trusted, indepedent news rating organization that offers a data platform for media stakeholders. But we are only getting started.

Imagine a world where each piece of content on your social media feed has a label for bias and reliability; where advertisers steer clear of junk news but fund important journalism; where news organizations hold themselves to only the highest standards of professionalism; where we as a society share an understanding of basic facts.

You can help create that world.

Dive deeper into our business model:





Forward looking projections cannot be guaranteed.

Margin model

We are a data business. The unit economics of our business are similar to Saas businesses. But while the main costs of a Saas business are the initial development and ongoing feature development and maintenance (i.e., software development costs), our costs should be thought of as the cost to develop, improve, and expand our data set. This is partially software development costs and partially human analyst costs.



*Note that this graph does not include other operational costs

Use of Funds

Current Capital Raise (~$1M new, June 2022-June 2023)

